                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  30 November 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07.00	30th November 2009

AIB - Proposed participation in the National Asset Management Agency bank asset acquisition programme

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] ("AIB" or the "Company") today announces its intention to participate in the National Asset Management Agency ("NAMA") bank asset acquisition programme in Ireland (the "NAMA Programme"). Participation in the NAMA Programme is subject to approval by shareholders at an Extraordinary General Meeting to be held at 11.00 a.m. on 23 December 2009. This will be done by an ordinary resolution and a vote in favour by shareholders would authorise the Company to proceed with the participation in the NAMA Programme on the terms contained in the NAMA Act.

Highlights

Under the NAMA Programme, NAMA will acquire "eligible bank assets" (the "NAMA Assets") from AIB, which will include performing and non-performing loans. NAMA has not yet identified which of AIB's loans it intends to acquire under the NAMA Programme. AIB estimates that NAMA will acquire from AIB land and development loans and certain associated loans with an aggregate value of approximately €24.2 billion on a gross loan basis (i.e. before taking account of €2.3 billion of loan loss provisions as at 30 June 2009), based on assumptions outlined in the shareholder circular being posted to shareholders of the Company today (the "Circular") and set out at the end of this announcement (the "Assumptions").

The NAMA Assets will be valued on a loan-by-loan basis, using the valuation methodology specified in the National Asset Management Act 2009 and in the associated regulations. The Minister for Finance has provided guidance that an average industry discount of 30 per cent. to the gross value of the NAMA Assets has been estimated, although there can be no assurance that this will be the case.  In the Board's view, there is no reason to believe that the average discount applicable to AIB's NAMA Assets will fall significantly outside of this guidance.

The consideration for the NAMA Assets to be acquired by NAMA from AIB will comprise the issue to AIB of bonds and subordinated bonds equal in value to the purchase price of those assets. The Company intends to retain the bonds and subordinated bonds and use them as a source of further liquidity to support its business activities. It is expected that the acquisition by NAMA of all of the NAMA Assets from all of the participating institutions will be completed by July 2010 with the first tranche expected to transfer in January 2010.

Participation in the NAMA Programme will enable AIB to sell certain land and development loans and associated loans to NAMA and thereby determine the Group's losses associated with those loans. It is expected that this will increase market certainty because the NAMA Assets in general are perceived to carry a higher risk than other classes of assets on the Group's balance sheet.

The Board believes that participation by AIB in the NAMA Programme will underpin market confidence in AIB by removing a key element of uncertainty and will generate the following benefits: (i) it should enable AIB to gain greater access to wholesale funding as counterparties become more comfortable with the Company's risk profile; (ii) it should improve customer confidence in AIB and should support the Company overall in building a larger more stable deposit base; and (iii) it should enhance the Company's ability, should it so decide, to access capital, pursue the Company's strategy and improve the resilience of the Group's balance sheet.

Based on the Assumptions, AIB has estimated that, on a pro forma basis as at 30 June 2009, participation in the NAMA Programme would have reduced its core tier 1 capital ratio from 8.5 per cent. to 6.3 per cent., its tier 1 capital ratio from 7.8 per cent. to 6.1 per cent. and its total capital ratio from 10.7 per cent. to 9.5 per cent.

The NAMA Act is structured to require a participant that wishes to apply to join the NAMA Programme to do so at a point when it will not have certainty on: (i) precisely which of its NAMA Assets will be acquired by NAMA; (ii) the number of its assets to be acquired by NAMA; (iii) the price at which its NAMA Assets will be acquired by NAMA; and (iv) the timing of the transfer of its NAMA Assets to NAMA.

The Board believes, if the resolution to authorise participation in the NAMA Participation is not approved by Shareholders, it would not be possible to put in place the necessary levels of capital that would be expected by the market or funding commitments in an acceptable time period to support and reinforce confidence in AIB and, therefore, there is a very significant risk that AIB will have to rely, to a greater extent, on Government support to sustain its business. The terms of this support are likely to result in partial or full nationalisation of AIB.

Expected Timetable

Latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting	11.00 a.m. on 21 December 2009
Extraordinary General Meeting	11.00 a.m. on 23 December 2009
Expected date of completion of the transactions constituting participation in the NAMA Programme(1)	by July 2010

Note:

(1)    It is expected that NAMA Assets will be transferred to NAMA in a series of transfers. The expected completion date indicated above refers to the transfer of the last of the NAMA Assets to NAMA, as indicated by the NAMA draft business plan dated 13 October 2009.

Extraordinary General Meeting

An Extraordinary General Meeting is being convened by the EGM Notice set out at the end of the Circular to consider and, if thought fit, pass the resolutions. The Extraordinary General Meeting will take place at 11.00 a.m. on 23 December 2009 in Bankcentre, Ballsbridge, Dublin 4.

Two resolutions will be proposed at the Extraordinary General Meeting. The first resolution will be proposed as an ordinary resolution and concerns the approval required to enable AIB to participate in the NAMA Programme. The second resolution, which will be proposed as a special resolution, is not related to participation in the NAMA Programme and will, if approved, enable the Company to convene certain meetings of Shareholders on 14 days' notice.

Due to the size of the transaction relative to AIB's market capitalisation, participation in the NAMA Programme constitutes a "Class 1 transaction" under the Listing Rules of the Irish Stock Exchange and the Listing Rules made by the UK FSA under Part VI of the Financial Services and Markets Act 2000 of the United Kingdom, as amended, (the "Listing Rules"). In addition, participation in the NAMA Programme is treated as a "related party transaction" under the Listing Rules. As a consequence, the Listing Rules require that participation in the NAMA Programme may only be implemented if it is approved by the Company's shareholders. The National Pensions Reserve Fund Commission, which is regarded as an "associate" of the Minister for Finance under the Listing Rules and which holds ordinary shares in the Company, has undertaken not to vote on the resolution regarding NAMA and to take all reasonable steps to ensure that its associates (if any) will not vote on that resolution.

Documentation

The Circular, including the EGM Notice convening an Extraordinary General Meeting of AIB to be held at 11.00 a.m. on 23 December 2009 at Bankcentre, Ballsbridge, Dublin 4, will be posted to shareholders today.

A copy of the Circular will shortly be available to download from the Company's website: www.aib.ie/investorrelations.

A copy of the Circular will also shortly be available for inspection at the following locations:

1.    Allied Irish Banks, p.l.c.
Bankcentre
Ballsbridge
Dublin 4
Ireland
Tel.: +353 1 660 0311

2.    Company's Announcement Office
Irish Stock Exchange
28 Anglesea Street
Dublin 2
Ireland
Tel.: +353 1 617 4200

3.    Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
United Kingdom
Tel.: +44 207 066 1000

4.    McCann FitzGerald
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland

5.    Linklaters LLP
One Silk Street
London
EC2Y 8HQ
United Kingdom

Enquiries

For further information, please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-641 2162	Tel: +353-1-641 3894

This is not a circular or an equivalent document. Please read the whole of the Circular, in particular the risk factors set out in the Circular. You should not rely on any key or summarised information as set out in this announcement.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The contents of this announcement should not be construed as legal, business, financial, tax, investment or other professional advice.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting as sponsor and financial adviser and AIB Corporate Finance Limited ("AIB Corporate Finance") is acting as financial adviser to AIB in relation to participation in the NAMA Programme. Morgan Stanley and AIB Corporate Finance are acting exclusively for AIB and no one else in connection with participation in the NAMA Programme and will not regard any other person (whether or not a recipient of the Circular) as their respective client in relation to participation in the NAMA Programme and will not be responsible to anyone other than AIB for providing the protections afforded to their respective clients or for providing advice in relation to participation in the NAMA Programme or any other matter referred to in this announcement. In particular, the advice of Morgan Stanley referred to on page 19 of the Circular has been delivered to the Directors for the purposes of their obligations under the Listing Rules. It has not been delivered for the benefit of anyone else, including any shareholder of AIB, and it is not to be relied on by anyone other than the Directors for any purpose whatsoever.

Apart from the responsibilities and liabilities, if any, which may be imposed on Morgan Stanley by the Listing Rules, neither Morgan Stanley nor AIB Corporate Finance accepts any responsibility whatsoever and makes no representation or warranty, express or implied, for the contents of this announcement or the Circular, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB's behalf or by Morgan Stanley or AIB Corporate Finance, or on Morgan Stanley's or AIB Corporate Finance's behalf, in connection with AIB or participation in the NAMA Programme, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Each of Morgan Stanley and AIB Corporate Finance accordingly disclaims to the fullest extent permitted by law and under the Listing Rules all and any responsibility and liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of the Circular or this announcement and any such statement.

This announcement contains "forward-looking statements", within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of AIB, AIB's Directors and other members of its senior management about AIB's businesses and the transactions described in this announcement, including statements relating to possible future write-downs or impairments. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among other factors: developments in the current crisis in global financial markets; the ability of AIB to access sources of liquidity; the risk that AIB may have insufficient capital resources to meet the minimum required by regulators; the possibility of AIB requiring further goodwill impairments; the risk that financial models determining the value of certain financial instruments may change over time or turn out to be inaccurate and the value realised by AIB for its assets may be materially different from the current or estimated value; the financial stability of other financial institutions, including AIB's counterparties; the management of AIB's capital; the policies of various governmental and regulatory authorities; limitations or additional requirements imposed on AIB's activities as a result of participation in the NAMA Programme, the CIFS Scheme, the ELG Scheme and the NPRFC Investment (each as defined in the Circular); the risk that governmental liability guarantee schemes may be revoked or changed; the credit ratings assigned to AIB by rating agencies; the risk that AIB may not participate in the NAMA Programme or that the NAMA Programme may turn out to be unsuccessful in achieving its goals; the risk that AIB's application to participate in the NAMA Programme may not be successful; if AIB participates in the NAMA Programme, the lack of control AIB will have over the nature, number and valuation of the assets to be transferred to NAMA and the timing for the transfer of those assets to NAMA; the risk that the value of associated loans that NAMA acquires from AIB could be greater than the value attributed to them in the Assumptions (as defined below); the outcome of EU state aid clearances and reviews; the undertakings made by, and restrictions placed on, AIB once an application has been made by it to participate in the NAMA Programme; the risk that AIB may be required to indemnify NAMA in respect of various matters; the directions the Financial Services Regulatory Authority, as part of the Central Bank and Financial Services Authority of Ireland (the "Financial Regulator") may give in relation to AIB's future conduct; the risk that the Minister for Finance may direct the Company to implement a restructuring plan and/or a business plan in relation to AIB's future conduct; the Company being required to provide such services in respect of NAMA Assets as NAMA requests; compliance with any guidelines issued by the Minister for Finance regarding lending practices; and the risk that AIB may not recover the full value of the subordinated NAMA bonds and that the Government may impose a surcharge on the Company's profits.

No statement in this announcement is intended to constitute a profit forecast or profit estimate for any period. The forward-looking statements speak only as of the date of this announcement. Except as required by the Financial Regulator, the Irish Stock Exchange, the FSA, the London Stock Exchange plc or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this announcement or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This announcement contains various references to the Company's estimate of its NAMA Assets as being €24.2 billion on a gross loan basis (i.e. before taking account of €2.3 billion of loan loss provisions as at 30 June 2009). That estimate by AIB of the likely value of its NAMA Assets is based on:

the Assumptions (as defined below);

the work undertaken by the Company in response to a request made by the interim NAMA management to provide NAMA with details in respect of certain of the Group's bank assets; and

certain parts of the speech delivered by the Minister for Finance for Finance to the Dáil (the lower house of the Irish parliament) on 16 September 2009 (included in Appendix IV of Part I of the Circular).

Shareholders should note that the extent of AIB's NAMA Assets that may be acquired by NAMA will be determined by the NAMA Act and the Eligible Bank Assets Regulations and it may be different from the estimated figure referred to above. Accordingly, it should be noted that the resolution regarding participation in the NAMA Programme (if passed) will authorise the Company to proceed with participation in the NAMA Programme on the terms contained in the NAMA Act.

The "Assumptions" are:

(i)   NAMA Assets with a value of approximately €24.2 billion on a gross loan basis (i.e. before taking account of €2.3 billion of loan loss provisions as at 30 June 2009) will be transferred from AIB to NAMA;

(ii)  AIB will receive in consideration for the transfer of its NAMA Assets (excluding accrued interest and derivative instruments referred to in (vii) below) NAMA bonds and subordinated NAMA bonds with an aggregate value of approximately €17.0 billion, equating to the average industry-wide discount of 30 per cent. for NAMA Assets announced by the Minister for Finance on 16 September 2009;

(iii)   the €24.2 billion referred to in (i) above comprises €17.1 billion in respect of land and development loans to customers of AIB and €7.1 billion in respect of those facilities that were classified in AIB’s loan book at 30 June 2009 as associated with such loans to those customers;

(iv) only land and development loans (and associated loans) recorded in AIB’s books in Ireland, the United Kingdom, the United States and Canada will transfer to NAMA;
(v) borrowers with land and development loans with an aggregate value of less than €5.0 million per borrower will be excluded;
(vi) five per cent. of the purchase price of the NAMA Assets will be in the form of subordinated NAMA bonds; and
(vii)  in addition to the gross loan balances referred to in (iii) above, accrued interest and derivative instruments relating to the NAMA Assets will form part of the transfer to NAMA. It is assumed that AIB will receive consideration from NAMA for the accrued interest and derivative instruments net of the average industry-wide discount of 30 per cent. as referred to in (ii) above

-ENDS-

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  30 November 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.